

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 21, 2017

Kyle McClure
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg 1
1786 PB Den Helder, The Netherlands

>   **Re: Frank's International N.V.**
>   **Form 10-K for Fiscal Year ended December 31, 2016**
>   **Filed February 24, 2017**
>   **File No. 001-36053**

Dear Mr. McClure:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Karl Hiller
>
>   Karl Hiller
>   Branch Chief
>   Office of Natural Resources

cc: Ozong Etta, Chief Accounting Officer
       Mark Billeigh, Director of SEC Reporting